

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2012

Via E-mail
David R. Jaffe
Chief Executive Officer
Ascena Retail Group, Inc.
30 Dunnigan Drive
Suffern, NY 10901

   Re: **Ascena Retail Group, Inc.**
         Form 10-K for Fiscal Year Ended July 30, 2011
         Filed September 28, 2011
         File No. 333-168953

Dear Mr. Jaffe:

        We have completed our review of your filing. We remind you that our comments or
changes to disclosure in response to our comments do not foreclose the Commission from taking
any action with respect to the company or the filing and the company may not assert staff
comments as a defense in any proceeding initiated by the Commission or any person under the
federal securities laws of the United States. We urge all persons who are responsible for the
accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the
information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel and
                                        Mining